SEC 1745 (6-01)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Global MAINTECH Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

379338 20 5

(CUSIP Number)

Rule 13d-2(b)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379338 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William C. Newton (“WCN”) and Gloria A. Newton (“GAN”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Husband/Wife

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power WCN = 3,500

	6.	Shared Voting Power WCN = 316,257(1) GAN = 316,257(1)

	7.	Sole Dispositive Power WCN = 3,500

	8.	Shared Dispositive Power WCN = 316,257(1) GAN = 316,257(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person WCN = 319,757(1) GAN = 319,757(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) WCN = 3.18%(2) GAN = 3.18%(2)

12.	Type of Reporting Person (See Instructions) WCN = IN GAN = IN

(1)           Amount reported represents the aggregate amount beneficially owned jointly by WCN and GAN, husband and wife.

(2)           Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,052,155 shares of stock outstanding.  Percentage reported represents the aggregate percentage beneficially owned jointly by WCN and GAN, husband and wife.

CUSIP No. 379338 20 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WCN/GAN Partners, Ltd. (83-031598)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 316,257(1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 316,257(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 316,257(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.15%(3)

12.	Type of Reporting Person (See Instructions) PN

(1)           Voting and dispositive power shared by WCN and GAN as the general partners of WCN/GAN Partners, Ltd.

(2)           Amount reported is part of the same block of stock beneficially owned jointly by WCN and GAN.

(3)           Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,052,155 shares of stock outstanding.  Percentage reported is part of the same block of stock beneficially owned jointly by WCN and GAN.

Item 1.
	(a)	Global MAINTECH Corporation

	(b)	Address of Issuer's Principal Executive Offices 7836 Second Avenue South, Suite 1, Bloomington, MN 55420

Item 2.
(a)

Name of Person Filing

William C. Newton (“WCN”)
Gloria A. Newton (GAN”)
WCN/GAN Partners, Ltd. (“WPL”)

WCN, GAN and WPL are filing this Statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1).  Attached to this Statement as Exhibit 1 is the Joint Filing Agreement of WCN, GAN and WPL pursuant to Rule 13d-1(k)(1)(iii).

	(b)	Address of Principal Business Office or, if none, Residence c/o NOTWEN Corporation 660 East Broadway Jackson Hole, WY 83001

	(c)	Citizenship WCN— U.S. citizen GAN— U.S. citizen WPL— a Wyoming partnership

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 379338 20 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: WCN: 319,757 shares (1) GAN: 319,757 shares (1) WPL: 316,257(1)

	(b)	Percent of class:
		(i)	WCN: 3.18% (1)(2)
		(ii)	GAN: 3.18%(1)(2)
		(iii)	WPL: 3.15%(1)(2)

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote	WCN: 3,500

		(ii)	Shared power to vote or to direct the vote	WCN: 316,257 GAN: 316,257 WPL: 316,257

		(iii)	Sole power to dispose or to direct the disposition of	WCN: 3,500

		(iv)	Shared power to dispose or to direct the disposition of	WCN: 316,257 GAN: 316,257 WPL: 316,257

(1) Amount of percent reported by WCN and GAN represents the aggregate amount beneficially owned jointly by WCN and GAN, husband and wife.  Amount or percent reported by WPL is part of the same block of stock beneficially owned jointly by WCN and GAN.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 10,052,155 shares of stock outstanding. Percentage reported by WCN and GAN represents the aggregate percentage beneficially owned jointly by WCN and GAN, husband and wife.  Percentage reported by WPL is part of the same block of Stock beneficially owned jointly by WCN and GAN.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002	WCN/GAN Partners, Ltd.

	By:	/s/ William C. Newton
William C. Newton, General Partner

	By:	/s/ Gloria A. Newton
Gloria A. Newton, General Partner

/s/ William C. Newton
William C. Newton, Individually

/s/ Gloria A. Newton
Gloria A. Newton, Individually

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of Global MAINTECH Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 14, 2002.

/s/ Gloria A. Newton
Gloria A. Newton, Individually

/s/ William C. Newton
William C. Newton, Individually

WCN/GAN Partners, Ltd.

By:	/s/ William C. Newton
William C. Newton, General Partner

By:	/s/ Gloria A. Newton
Gloria A. Newton, General Partner